SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                              FORM U-6B-2
                     Certificate of Notification
                                  of
              The Connecticut Light and Power Company

            with respect to Issuance of Debt Securities


           Certificate is filed by:  The Connecticut Light
                 and Power Company (the "Company").

      This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of the security or securities:     $100,000,000 of First and
                                              Refunding Mortgage Bonds,
                                              2005  Series A, due 2015,
                                              bearing interest at 5.000%

2.    Issue, renewal or guaranty:             Issue


3.    Principal amount of each                $100,000,000 aggregate
      security:                               principal amount

4.    Rate of interest per annum of each
      security:                               5.000%

5.    Date of issue, renewal or guaranty of
      each security:                          Issued April 7, 2005


6.    If renewal of security, give date of
      original issue:                         N/A


7.    Date of maturity of each security:      April 1, 2015


8. Name of the person to whom each security was issued, renewed or guaranteed: Public offering underwritten by Barclay's Capital Inc., Citigroup Global Markets Inc., BNY Capital Markets, Inc., Key Banc Capital Markets and Wachovia Capital Markets, LLC.

9.    Collateral given with each security,
      if any:                                 N/A

10.   Consideration received for each         $98,754,000 in the
      security:                               aggregate

11.   Application of proceeds of each security:
      To refinance short-term debt borrowings and accounts receivable facility drawings previously incurred or made to finance capital expenditures for distribution and transmission facilities expansion and for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

      a.    the provisions contained in the first sentence of Section
            6(b):

      b.    the provisions contained in the fourth sentence of Section
            6(b):

      c.    the provisions contained in any rule of the Commission other
            than Rule U-48:     X

13.   If the security or securities were exempt from the provisions of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)). N/A

14.   If the security or securities are exempt from the provisions of
      Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been
      issued:       N/A


15.   If the security or securities are exempt from the provisions of
      Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                              Rule 52

                   [SIGNATURE PAGE TO FOLLOW]




                                  THE CONNECTICUT LIGHT AND
                                  POWER COMPANY



                                  By  /s/ Randy A. Shoop
                                      Randy A. Shoop
                                      Vice President and Treasurer
Date: April 15, 2005